Exhibit 99.1
May 29, 2008
Alison Alfers
General Counsel
DigitalGlobe, Inc.
1601 Dry Creek Dr., Suite 260
Longmont, CO 80503
     RE: BCC Research and Reports
Dear Ms. Alfers:
This letter confirms the authorization provided by BCC Research to DigitalGlobe in its communications with DigitalGlobe, including the written proposal of March 2008, permitting the use of BCC custom research for presentation to third parties provided that:
1.	The user credits BCC Research as the original source of the data/text.

2.	The user does nothing that otherwise violates the copyright of BCC Research.
     This consent supersedes any contrary language contained within the custom research which might limit the use of the custom research solely to the purchaser. This consent also serves as “formal written consent” that DigitalGlobe may reproduce custom research for the purpose of developing marketing materials, presentations, or public filings with the SEC and for custom research with third parties subject to the restrictions above.
     In the case of published reports, BCC Research will need to approve the use of data or excerpts from its off-the-shelf reports on a case by case basis. In the case where DigitalGlobe wishes to use content from a BCC report, it will need to provide the information to be presented and with whom it will be shared for BCC Research approval.
     Along those lines, DigitalGlobe is allowed to use the following quote from a research report:
     “According to BCC Research, the remote sensing market was $7.3 billion in 2007 and is expected to grow to $9.9 billion by 2012. We compete today in a segment of this market that includes the sale of earth imagery at a resolution of three meters or better and related products and services, which BCC estimates was $1.9 billion in 2007 and is expected to grow to $3.2 billion by 2012.”
Sincerely,
Sharon Blank
Sales Director
BCC Research